Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
The filing below relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.
Posting on the “Ask Dr. Dedupe Blog” by NetApp Senior Marketing Manager—Storage
Efficiency Solutions Larry Freeman on June 16, 2009
EMC’s Celerra dedupe calculator doesn’t add up
I ran across this EMC dedupe calculator today. Interested in the space savings EMC was advertising for primary storage with dedupe, thought I’d take a closer look. I was surprised by the results. The calculator asks you to input the “Size of Current Data” for seven different application categories. So I ran the calculator 7 times, each time entering 10TB into the 7 categories, one at a time. Here are the results I got:
EMC Celerra Data Duplication Calculator
(Data Duplication? I sure hope that’s a typo)
Potential Savings:
Active virtual machine files — 0TB (0%) saved
Active databases and messaging files — 0TB (0%) saved
Compressed files — .2TB (2%) saved
Media files — .4TB (4%) saved
Binaries – 1.7TB (17%) saved
Office documents — 3.3TB (33%) saved
Text files — 5.3TB (53%) saved
Wait a minute, this can’t be right. 4 of the 7 categories offer between 0% and 4% savings. Doesn’t seem like its worth the effort. Well how about Binaries at 17% savings? But EMC only dedupes “inactive” files — which of my binaries are inactive? Not sure, so I think I’ll skip that one. Office documents — bingo 33% saved — but again this only applies to inactive docs, so I guess my savings will be a little less. Finally, there are text files with a whopping 53% savings — but I probably don’t have 10TB in inactive .txt files though. At this point, I am a little disappointed in EMC.
The way I see it, using Celerra dedupe in a real world scenario would produce maybe 5% overall savings on a good day. The problem you see is that the majority of user data is tied up in those darned applications that Celerra dedupe can’t touch. The puzzling part is why EMC would include applications with zero percent savings in their calculator. Trying to deceive users? Nah there must be some other explanation. Guess I’ll leave that one up to them to answer.
Your voice in the search for dedupe honesty-
DrDedupe
Additional Information and Where to Find It
In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on
Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Posting on the “Exposed Blog” by NetApp Chief Technology Officer-At-Large Val Bercovici on
June 16, 2009
Freudian Typo
Given everything that’s going on between us and EMC lately, this has to be the most unfortunately timed corporate typo in quite a while. OTOH — if you take EMC claims at face value, then this kinda proves the point that our FAS & V-Series primary dedupe is superior.
Kudos to the good doctor for catching this!
Additional Information and Where to Find It
In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.